December 7, 2007

Sharon Blume
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C., 20549

Dear Ms. Blume:

A response to your November 8, 2007 comment letter was requested within 10 business days.  In discussions with Chris Harley of your office, McIntosh Bancshares, Inc. (Company) was granted an extension for its response to December 7, 2007 due to the Thanksgiving holiday and the third quarter filing deadline.

Item one of the comment letter asks that future filings present the transition adjustment for SFAS 158 solely in the Accumulated Other Comprehensive Income (Loss), consistent with paragraph A7 of SFAS 158.  The requested change will be made to the December 31, 2006 tabulation of Other Comprehensive Income (Loss) when management prepares its December 31, 2007 financial statements.  Both years will be presented and filed with the SEC in accordance with paragraph A7.

Item two of the comment letter asks for (a) an explanation of the Company’s policy regarding SFAS 91 and premium amortization and discount accretion on callable and noncallable bonds; and to (b) quantify the difference between straight line and level yield methods on net income for the years presented (December 31, 2005 and December 31, 2006.)

In discussions with the Company’s bond accounting firm, it became apparent that re-processing the callable and noncallable (agency and municipal) bonds utilizing the level yield approach for the periods presented would be time consuming and expensive.  The issue appears to center around how the Company is recognizing $36,742 and $104,484 in net unaccreted discount on agency and municipal investment securities for the years ended December 31, 2005 and 2006, respectively.  The Company’s bond accounting firm did re-process the investment portfolio using full level yield assumptions for agency and municipal bonds for an example month.  The analysis revealed the difference in monthly investment income was $412 more bond income when processing under full level yield versus straight line accretion and amortization for agency and municipal bonds.  This change would result in approximately $4,944 more investment income before tax annually.  Management believes that none of the figures outlined are material to the reported results.

Item three of the comment letter asks for clarification on how the Company recognizes amortization and accretion income on its holdings of mortgage-backed securities.  Management will clarify that the Company recognizes income from the amortization of premium and accretion of income on mortgage-backed securities utilizing the level yield method.  The Company will reflect this in its future filings with the SEC.

Item four of the comment letter asks for (a) an explanation of the company’s policy regarding SFAS 91 and recognition of loan fees and direct costs; and to (b) quantify loan origination fees and direct costs recognized at the time the loan was recorded during each period presented (December 31, 2005 and December 31, 2006).

The Company’s response to 4(a) is that a review of loan turnover is conducted annually to determine the degree to which loans are maturing beyond twelve months.  During 2005 $308.8 million in loans was originated and renewed which results in a turnover ratio of 1.09 times loans outstanding as of December 31, 2005.  The Company originated and renewed $389.2 million in loans during 2006 which results in a turnover ratio of 1.18 times loans outstanding as of December 31, 2006.  The Company portfolios its loans and does not hold loans for sale.  Loan participations are sold only for over-line accom-modation purposes, total less than $3 million per year, and the loan or origination fee associated with the sold participation is generally remitted on pro-rata basis adjusted for direct costs to originate.  The Company, and more specifically its banking subsidiary, is predominately a construction, acquisition, and development lender.  These credits typically mature within six to eighteen months.

The Company’s response to 4(b) is that management conducted a SFAS 91 analysis for the periods reported.  Had the Company adopted SFAS 91 for loan origination fee and direct cost recognition in 2005, income would have been $16,903 lower before tax and approximately $10,480 less after tax.  This adjustment is 0.28% of reported net income for the period.  The same analysis for 2006 would have resulted in $7,559 less income before tax and approximately $4,687 less income after tax.  This adjustment is 0.10% of reported net income for the period.  Company management considers these adjustments immaterial to the reported results.

I hope to have covered all the SEC’s inquiries.  If I have missed something or further clarification is needed, please call me at (770)775-8312.

Sincerely,

Jim Doyle
Secretary